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                              July 17, 2023

       Jennifer L. Honeycutt
       President and Chief Executive Officer
       Veralto Corporation
       2200 Pennsylvania Avenue. N.W., Suite 800W
       Washington, D.C. 20037-1701

                                                        Re: Veralto Corporation
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10
                                                            Submitted June 30,
2023
                                                            CIK No. 0001967680

       Dear Jennifer L. Honeycutt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10, submitted June 30, 2023

       Exhibit 99.1
       Information Statement Summary
       Description of Indebtedness, page 11

   1. We note from the financial information on pages 16, 48, 53 and elsewhere, they you anticipate incurring $3
billion in debt in connection with the transaction. Please revise this section and
elsewhere throughout the registration statement to disclose the material terms of the financing
arrangements.
 Jennifer L. Honeycutt
FirstName   LastNameJennifer L. Honeycutt
Veralto Corporation
Comapany
July        NameVeralto Corporation
     17, 2023
July 17,
Page  2 2023 Page 2
FirstName LastName
Notes to Unaudited Pro Forma Combined Financial Statements, page 54

2. We note your reference to a commercial sale/license agreement Veralto and Danaher expect to enter into in connection with the separation. Please clarify if this is a reference to the DBS license agreement discussed elsewhere in the Information Statement. If it is a separate agreement, please include a description of the material terms of the agreement and file it as an exhibit to the Registration Statement or tell us why you do not believe you are required to do so.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segments
Water Quality, page 65

3. We note your changes in response to previous comment 1 and reissue the comment. Where the financial statements reflect material changes from period-to-period
         in one or more line items, Item 303(b)(2) of Regulation S-K requires, in part, a description of the underlying reasons for these material changes in quantitative and qualitative terms. Here and throughout your discussion of your operating results, where you discuss one or more factors responsible for an increase or decrease in a line item, please quantify the contribution of each factor. We note the tables referenced in your response do not quantify all of the factors that impacted core sales.
Capital Expenditures, page 75

4. We reissue comment 2, as the revised disclosure did not quantify the components of capital expenditures for each of the periods presented, as requested in the comment.
Intellectual Property, page 94

5.       We reissue comment 3. Please revise to provide additional detail regarding the
         information requested in the comment with respect to each segment, rather than the company as a whole. In your revision, please separately quantify the patents for each segment in the United States, rather than including U.S. patents within North America as a whole.
 Jennifer L. Honeycutt
FirstName   LastNameJennifer L. Honeycutt
Veralto Corporation
Comapany
July        NameVeralto Corporation
     17, 2023
July 17,
Page  3 2023 Page 3
FirstName LastName
       You may contact Christie Wong at (202) 551-3684 and Jeanne Baker (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at (202) 551-4466 or Abby Adams at (202) 551-6902 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Thomas Greenberg, Esq.